FORM 3
                United States Securities and Exchange Commission
                     Washington, D.C. 20549

      Initial Statement of Beneficial Ownership of Securities

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person
  Marsowicz Michael, A.
  15100 NW 7th St.
  Papias, FL  33026

2. Date of Event Requiring Statement
     8/10/99

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Issuer Name and Ticker or Trading Symbol
     First Entertainment Holding Corp.  FTET

5. Relationship of Reporting Person to Issuer
X Director     10% Owner
X Officer      Other
Chief Technical Officer

6. If Amendment, Date of Original (Month/Day/Year)
       8/18/99

7. Individual or Joint Group Filing
    x Form filed by One Reporting Person
      Form filed by More than One Reporting Person

Table 1- Non-Derivative Securities Beneficially Owned

1. Title of Security
    Common Stock

2. Amount of Securities Beneficially Owned
   0

3. Ownership Form: Direct (D) or Indirect (I)

4. Nature of Indirect Beneficial Ownership

Table II- Derivative Securities Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security
Common Stock Options
Common Stock Options

2. Date Exercisable and Expiration Date (Month/Date/Year)
   8/10/99               1/1/2005
   5/10/99               10/10/2001

3. Title and Amount of Securities Underlying Derivative Security
Common Stock       750,000
Common stock       250,000

4. Conversion or Exercise Price of Derivative Security
1.94
 .75

5. Ownership Form of Derivative Security Direct (D) or Indirect (I)
D
D

6. Nature of Indirect Beneficial Ownership

/s/ Michael Marsowicz                          September 10, 1999
-----------------                       ----------------
Signature of Reporting Person            Date